Exhibit 99.1

Scailex Corporation Ltd. (“the Company”)

16 Shenkar Street (Entrance B.), Herzliya Pituach, P.O.B. 12423, Herzliya 46733 Israel
Telephone: + 972.9.961.0900 — Fax: + 972.9.961.0912

May 21, 2008

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464	Tel-Aviv 65202
(via "Magna")	(via "Magna")

Dear Mr./Ms.,

Re: Immediate Report of an Event or Matter Outside of the
Corporation’s Normal Course of Business
(Regulation 36(a) of the Securities Regulations (Immediate and Periodic Reports), 5730 – 1970)

Attached is an Immediate Report, published by our parent company, Israel Petrochemical Enterprises Ltd. (“IPE”), of the status of the communications between IPE and Oil Refineries Ltd. (“ORL”) regarding a merger of Carmel Olefins Ltd. into ORL.

It should be noted that the Company holds 15.76% of ORL’s issued share capital through its subsidiary (100%), Petroleum Capital Holdings Ltd. (“PCH”). It should also be noted that on April 10, 2008, the Company’s Audit Committee and Board of Directors approved the Company’s engagement in an agreement for the sale of its holdings of PCH to IPE, subject to the approval of the Company’s General meeting, which has been summoned for May 29, 2008. For additional particulars regarding the said agreement and the General meeting, see the Company’s Immediate Report of April 17, 2008.

Sincerely, Scailex Corporation Ltd.

May 21, 2008

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ahad Ha'am Street
Jerusalem 95464 Israel	Tel-Aviv 65202 Israel
www.isa.gov.il	www.tase.co.il

Re: Immediate Report

Further to the Company’s notification dated April 6, 2008 (reference no. 2008-01-099663) regarding a joint examination with Oil Refineries Ltd. (“ORL”) of the sale of 50% of the shares of Carmel Olefins Ltd. (“COL”), the Company hereby reports that on May 20, 2008, the Company’s Board of Directors authorized its management to proceed with negotiations towards an agreement within which scope the Company shall sell its entire holdings in COL (50%) to ORL, so that, subsequent to the sale, ORL shall hold all of COL’s share capital (“the Transaction”) according to the following principles:

1.	The Transaction shall be carried out by way of an exchange of shares, whereby in exchange for the sale of 50% of COL’s shares owned by the Company to ORL, ORL shall allot ORL shares to the Company.

2.	Finalization of the conditions of the Transaction shall be based, inter alia, on a company valuation of COL and ORL, which is being performed by the Professor Y. Suari firm for the Company and ORL jointly.

3.	The Company notified ORL that the consideration it is requesting for the sale of COL’s shares to ORL is shares of ORL, which, subsequent to the allotment thereof, shall constitute at least 20% of ORL’s share capital. ORL notified the Company that it shall examine this position and conduct negotiations in relation thereto in accordance with and subject to the principles specified in this Immediate Report.

4.	Prior to the exchange of shares, ORL shall distribute a cash dividend at a sum to be agreed upon between the Company and ORL, which is not to exceed NIS 200 million. The resolution to distribute a dividend, if approved, shall be subject to all laws applicable to dividend distributions.

5.	Within the scope of the Transaction, the Company shall also purchase its shares, which are held by ORL (about 12.3% of the Company’s shares) at a price to be determined between the parties, inter alia, based on a company valuation being performed for the parties by the Professor Y. Suari firm, and, subsequent to the consummation of the exchange of shares, ORL shall distribute the proceeds that it shall receive as a cash dividend. The resolution to distribute a dividend, if approved, shall be subject to all laws applicable to dividend distributions.

6.	The execution of the Transaction shall be contingent upon various suspending conditions, including approval of the engagement by the Company’s Board of Directors, by the Audit Committee, Board of Directors and General meeting of ORL pursuant to section 275 of the Companies Act, 5759 – 1999, the receipt of the ministers’ approval for the Company to hold control of ORL pursuant to the Government Companies Order (Declaration of the State’s Vital Interests in Oil Refineries Ltd.), 5767 – 2007, and additional approvals if and to the extent required.

The principles of the Transaction, which are specified above, are not binding upon the Company. The Company and/or ORL are under no obligation to engage in the Transaction at all, or under the conditions specified above in particular, and there is no certainty that a Transaction as stated shall indeed materialize. The signing of an agreement for the execution of the Transaction is contingent upon the parties’ agreement of the conditions of the Transaction and upon the receipt of all requisite approvals for the Transaction and for its conditions, as required by law.

Sincerely, ISRAEL PETROCHEMICAL ENTERPRISES LTD.